                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ---------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1998

                         COMMISSION FILE NUMBER: 1-1927


                                   ---------


                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                                   ---------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees for the fiscal year ended December 30, 1998, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. FIRST AMENDMENT TO THE PLAN. First Amendment to The Goodyear Tire & Rubber Company Savings Plan for Salaried Employees (January 1, 1997 Restatement), dated December 22, 1998.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of PricewaterhouseCoopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65187 on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        THE GOODYEAR TIRE & RUBBER COMPANY, PLAN
                                      ADMINISTRATOR OF THE GOODYEAR TIRE &
                                      RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR
                                      SALARIED EMPLOYEES


Dated: June 28, 1999                      By: /s/ Robert W. Tieken
                                              ----------------------------------
                                              Robert W. Tieken, Executive Vice
                                              President

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 30, 1998

PRICEWATERHOUSECOOPERS [LOGO]

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND
DECEMBER 31, 1997

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                        PAGE

Report of Independent Accountants                                         2

Financial Statements:

   Statement of Net Assets Available for Plan
   Benefits, with Fund Information at December 30,
   1998 and December 31, 1997
                                                                         3-4

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Plan Years Ended December 30, 1998 and
   December 31, 1997
                                                                         3-4

   Notes to Financial Statements                                         5-16



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

PRICEWATERHOUSECOOPERS [LOGO]
--------------------------------------------------------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP
                                                      BP Tower
                                                      200 Public Square
                                                      27th Floor
                                                      Cleveland OH 44114-2301
                                                      Telephone (216)781-3700

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and Participants of the Employee Savings Plan for Salaried
Employees (sponsored by The Goodyear Tire
& Rubber Company)

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Salaried Employees (the "Plan") (sponsored by The Goodyear Tire & Rubber Company) at December 30, 1998 and December 31, 1997, and the changes in net assets available for plan benefits for the Plan years ended December 30, 1998 and December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterCoopers LLP
June 18, 1999

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION


------------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                                December 30, 1998
                                                 -------------------------------------------------------------------------------
                                                                                      Fund Information
                                                               -----------------------------------------------------------------
                                                                           Conservative    Moderate     Aggressive     S&P 500
                                                               Stable         Asset          Asset         Asset        Index
                                                                Value       Allocation    Allocation    Allocation   Stock Equity
                                                    Total       Fund          Fund           Fund          Fund          Fund
                                                 ----------   ----------    ----------    ----------    ----------    ----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                   $1,370,935   $  471,471    $   19,418    $   46,160    $   18,811    $  372,698
                                                 ==========   ==========    ==========    ==========    ==========    ==========




------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                       December 30, 1998
                                                    --------------------------------------------------------------------
                                                                              Fund Information
                                                    --------------------------------------------------------------------
                                                        Large         Small       International
                                                    Capitalization Capitalization    Stock        Company
                                                     Stock Equity  Stock Equity     Equity         Stock         Loan
                                                         Fund          Fund          Fund          Fund          Fund
                                                      ----------    ----------    ----------    ----------    ----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                        $   55,016   $   37,809     $   16,166    $  289,816    $   43,570
                                                      ==========   ==========     ==========    ==========    ==========



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                                 For the Plan Year Ended December 30, 1998
                                                     -------------------------------------------------------------------------------
                                                                                                    Fund Information
                                                                  ------------------------------------------------------------------
                                                                               Conservative    Moderate     Aggressive     S&P 500
                                                                   Stable         Asset          Asset         Asset        Index
                                                                    Value       Allocation    Allocation    Allocation Stock Equity
                                                        Total       Fund          Fund           Fund          Fund          Fund
                                                     ----------   ----------    ----------    ----------    ----------    ----------
Increase in Assets:
   Contributions:
      Employer                                      $   21,571   $       -     $        -    $        -    $        -    $        -
      Employee                                          68,635       30,527           988         3,752         1,938        22,413
                                                    ----------   ----------    ----------    ----------    ----------    ----------
                                                        90,206       30,527           988         3,752         1,938        22,413

Investment Income from Plan's
   Interest in Master Trust                             70,232       28,654         2,136         6,567         2,861        81,334

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                            88,787       47,683           798         2,426           725        15,070
   Administrative Expenses                                 973          596             -             -             -           377
                                                    ----------   ----------    ----------    ----------    ----------    ----------
                                                        89,760       48,279           798         2,426           725        15,447
Transfers:
   Transfers Between Plans                               2,780          899            (6)          197            20         1,016
   Transfers Between Funds                                   -       10,724         4,239            89           655        (2,754)
   Loan Transfers To or From Plan                            -          (76)            -           (15)            2           (76)
   Loans to Participants                                     -      (11,036)         (263)         (711)         (421)       (7,461)
   Loan Repayments:
      Principal                                              -       13,089           239           691           434         7,038
      Interest                                               -        2,165            38           116            70         1,225
                                                    ----------   ----------    ----------    ----------    ----------    ----------
                                                         2,780       15,765         4,247           367           760        (1,012)
                                                    ----------   ----------    ----------    ----------    ----------    ----------
Increase (Decrease) in Assets During the Plan Year      73,458       26,667         6,573         8,260         4,834        87,288

Net Assets at Beginning of Plan Year                 1,297,477      444,804        12,845        37,900        13,977       285,410
                                                    ----------   ----------    ----------    ----------    ----------    ----------
Net Assets at End of Plan Year                      $1,370,935   $  471,471    $   19,418    $   46,160    $   18,811    $  372,698
                                                    ==========   ==========    ==========    ==========    ==========    ==========



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                           For the Plan Year Ended December 30, 1998
                                                    --------------------------------------------------------------------
                                                                               Fund Information
                                                    --------------------------------------------------------------------
                                                        Large         Small       International
                                                    Capitalization Capitalization    Stock        Company
                                                     Stock Equity  Stock Equity     Equity         Stock         Loan
                                                         Fund          Fund          Fund          Fund          Fund
                                                      ----------    ----------    ----------    ----------    ----------
Increase in Assets:
   Contributions:
      Employer                                        $        -    $        -    $        -    $   21,571    $        -
      Employee                                             3,500         3,682         1,835             -             -
                                                      ----------    ----------    ----------    ----------    ----------
                                                           3,500         3,682         1,835        21,571             -

Investment Income from Plan's
   Interest in Master Trust                               11,422            31        (1,067)      (65,679)        3,973

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                               1,301         1,572           855        18,357             -
   Administrative Expenses                                     -             -             -             -             -
                                                      ----------    ----------    ----------    ----------    ----------
                                                           1,301         1,572           855        18,357             -
Transfers:
   Transfers Between Plans                                    60            63            49           482             -
   Transfers Between Funds                                11,260        (8,213)       (2,620)      (13,380)            -
   Loan Transfers To or From Plan                             (4)          (10)           (9)            -           188
   Loans to Participants                                    (935)         (730)         (294)            -        21,851
   Loan Repayments:
      Principal                                              916           898           334             -       (23,639)
      Interest                                               157           147            54             -        (3,972)
                                                      ----------    ----------    ----------    ----------    ----------
                                                          11,454        (7,845)       (2,486)      (12,898)       (5,572)
                                                      ----------    ----------    ----------    ----------    ----------
Increase (Decrease) in Assets During the Plan Year        25,075        (5,704)       (2,573)      (75,363)       (1,599)

Net Assets at Beginning of Plan Year                      29,941        43,513        18,739       365,179        45,169
                                                      ----------    ----------    ----------    ----------    ----------
Net Assets at End of Plan Year                        $   55,016    $   37,809    $   16,166    $  289,816    $   43,570
                                                      ==========    ==========    ==========    ==========    ==========



        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION


-----------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                               December 31, 1997
                                          -----------------------------------------------------------------------
                                                                                Fund Information
                                                         --------------------------------------------------------
                                                                       Conservative     Moderate      Aggressive
                                                            Stable        Asset           Asset          Asset
                                                             Value      Allocation     Allocation     Allocation
                                             Total           Fund          Fund           Fund           Fund
                                          -----------    -----------    -----------    -----------    -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits            $ 1,297,477    $   444,804    $    12,845    $    37,900    $    13,977
                                          ===========    ===========    ===========    ===========    ===========



----------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                         December 31, 1997
                                          ----------------------------------------------------------------------------------------
                                                                                Fund Information
                                          ----------------------------------------------------------------------------------------
                                             S&P 500         Large          Small      International
                                              Index      Capitalization Capitalization     Stock         Company
                                          Stock Equity   Stock Equity   Stock Equity      Equity          Stock          Loan
                                              Fund           Fund           Fund           Fund           Fund           Fund
                                           -----------    -----------    -----------    -----------    -----------    -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits             $   285,410    $    29,941    $    43,513    $    18,739    $   365,179    $    45,169
                                           ===========    ===========    ===========    ===========    ===========    ===========



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                               For the Plan Year Ended December 31, 1997
                                                     --------------------------------------------------------------------------
                                                                                                Fund Information
                                                                    -----------------------------------------------------------
                                                                                  Conservative     Moderate      Aggressive
                                                                       Stable        Asset           Asset          Asset
                                                                        Value      Allocation     Allocation     Allocation
                                                        Total           Fund          Fund           Fund           Fund
                                                     -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                                       $    20,205    $         -    $         -    $         -    $         -
      Employee                                            60,995         31,269            587          2,672          1,311
                                                     -----------    -----------    -----------    -----------    -----------
                                                          81,200         31,269            587          2,672          1,311

Investment Income from Plan's
   Interest in Master Trust                              194,292         28,756          1,402          6,058          1,954

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                              74,292         38,446            472          1,589            534
   Administrative Expenses                                   302            215              -              -              -
                                                     -----------    -----------    -----------    -----------    -----------
                                                          74,594         38,661            472          1,589            534
Transfers:
   Transfers Between Plans                                 2,389            962              7             84             38
   Transfers Between Funds                                     -        (31,454)         5,356          5,021          1,568
   Loan Transfers To or From Plan                              -           (173)             -             (3)             -
   Loans to Participants                                       -        (13,023)          (124)          (618)          (301)
   Loan Repayments:
      Principal                                                -         14,184            156            652            365
      Interest                                                 -          2,440             29            110             57
                                                     -----------    -----------    -----------    -----------    -----------
                                                           2,389        (27,064)         5,424          5,246          1,727

                                                     -----------    -----------    -----------    -----------    -----------
Increase (Decrease) in Assets During the Plan Year       203,287         (5,700)         6,941         12,387          4,458

Net Assets at Beginning of Plan Year                   1,094,190        450,504          5,904         25,513          9,519
                                                     -----------    -----------    -----------    -----------    -----------

Net Assets at End of Plan Year                       $ 1,297,477    $   444,804    $    12,845    $    37,900    $    13,977
                                                     ===========    ===========    ===========    ===========    ===========



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                     For the Plan Year Ended December 31, 1997
                                                    --------------------------------------------------------------------------------
                                                                                     Fund Information
                                                    --------------------------------------------------------------------------------
                                                       S&P 500        Large         Small     International
                                                        Index    Capitalization Capitalization    Stock       Company
                                                    Stock Equity  Stock Equity   Stock Equity    Equity        Stock        Loan
                                                        Fund          Fund           Fund         Fund         Fund         Fund
                                                     -----------   -----------   -----------  -----------  -----------  -----------
Increase in Assets:
   Contributions:
      Employer                                       $         -   $         -   $         -  $         -  $    20,205  $         -
      Employee                                            17,629         2,419         3,402        1,706            -            -
                                                     -----------   -----------   -----------  -----------  -----------  -----------
                                                          17,629         2,419         3,402        1,706       20,205            -

Investment Income from Plan's
   Interest in Master Trust                               65,432         4,222         4,568          949       76,993        3,958

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                              11,811           649         1,305          427       19,059            -
   Administrative Expenses                                    79             -             -            -            8            -
                                                     -----------   -----------   -----------  -----------  -----------  -----------
                                                          11,890           649         1,305          427       19,067            -
Transfers:
   Transfers Between Plans                                   477            21            53           19          728            -
   Transfers Between Funds                                25,889         5,864         4,896        3,711      (20,851)           -
   Loan Transfers To or From Plan                            (28)           (1)            -           (4)           -          209
   Loans to Participants                                  (6,950)         (704)         (955)        (332)           -       23,007
   Loan Repayments:
      Principal                                            6,010           555           767          315            -      (23,004)
      Interest                                             1,042           107           150           52            -       (3,987)
                                                     -----------   -----------   -----------  -----------  -----------  -----------
                                                          26,440         5,842         4,911        3,761      (20,123)      (3,775)

                                                     -----------   -----------   -----------  -----------  -----------  -----------
Increase (Decrease) in Assets During the Plan Year        97,611        11,834        11,576        5,989       58,008          183

Net Assets at Beginning of Plan Year                     187,799        18,107        31,937       12,750      307,171       44,986
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net Assets at End of Plan Year                       $   285,410   $    29,941   $    43,513  $    18,739  $   365,179  $    45,169
                                                     ===========   ===========   ===========  ===========  ===========  ===========


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

     PLAN YEAR

     The Plan year ended December 30, 1998 represents the period of January 1, 1998 through December 30, 1998. The Plan year ended December 31, 1997 represents the period of January 1, 1997 through December 31, 1997. See
     Note 5 for further discussion of the Plan amendment which altered the Plan year.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 30, 1998 and December 31, 1997, the Company sponsored six savings plans that participated in the master trust. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 30, 1998 and December 31, 1997, the Plan's undivided interest in the master trust was 64.7% and 66.0%, respectively.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at the fair market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective July 1, 1984.

     ELIGIBILITY

     All salaried employees, including officers, of the Company are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1998 plan year, approximately 16,975 employees (17,858 in 1997) of the Company were eligible with approximately 14,156 employees (14,524 in 1997) participating in the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     VESTING

     Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

     CONTRIBUTIONS

     Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the Plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,000 and $9,500 in 1998 and 1997, respectively. See Note 5 for further discussion of the Plan amendment which established a minimum contribution level. The calculation of the Company's matching contributions is not impacted by this amendment.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     INVESTMENTS

     The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997

--------------------------------------------------------------------------------

     - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%.

     - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1998, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $45.88 to $76.75 ($49.25 to $71.25 during 1997). The closing price per share was $50.44 at December 31, 1998 ($63.63 at December 31, 1997).

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which affects the value of the participants' accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -   Attain the age of 59 1/2, or
     -   Qualify for a serious financial hardship.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1998 and 1997, the Plan had forfeiture credits in the amounts of $164,378 and $696,017, respectively.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1998 was 9.50%, which decreased throughout the year to 8.75% at December 1998. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March 1997.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.   TAX STATUS OF PLAN:

     As described in Note 5 below, the Plan has been amended since receipt of the last determination letter dated May 22, 1995. On May 22, 1995, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.   PLAN AMENDMENT:

     Effective January 1, 1998, the Plan year was amended to commence on December 31 of each year and end on the following December 30, with the exception of the 1998 Plan year which commenced on January 1, 1998 and ended on December 30, 1998. The amendment also permits the Company to establish a minimum contribution level for each Plan year. The minimum contribution is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants' accounts to the extent permitted. The remainder is held in a suspense account which is applied to reduce employer contributions in the following Plan years. The calculation of the Company's matching contributions is not impacted by this amendment. See additional information in the Plan agreement.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

     Effective April 1, 1998, the Plan was also amended to permit employees, Plan participants, or former Plan participants to transfer eligible cash distributions from any other employer sponsored plan qualified under
     Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

6.   SUBSEQUENT EVENT

     Effective January 1, 1999, the Plan was amended to allow employees to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company.

7.   FINANCIAL DATA OF THE MASTER TRUST:

     See pages 13 through 16 of these financial statements which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION

------------------------------------------------------------------------------------------------------------------------------------



(Dollars in Thousands)                                                                  December 30, 1998
                                                      ------------------------------------------------------------------------------
                                                                                      Fund Information
                                                                    ----------------------------------------------------------------
                                                                                Conservative   Moderate     Aggressive    S&P 500
                                                                      Stable        Asset       Asset         Asset        Index
                                                                      Value       Allocation  Allocation    Allocation  Stock Equity
                                                           Total      Fund           Fund        Fund          Fund         Fund
                                                       ----------   ----------    ----------   ----------   ----------   ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units                $   25,873   $        -    $   25,873   $        -   $        -   $        -
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units              65,003            -             -       65,003            -            -
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                    26,314            -             -            -       26,314            -
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                      595,064            -             -            -            -      595,064
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units        83,563            -             -            -            -            -
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units       56,414            -             -            -            -            -
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                         21,876            -             -            -            -            -
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares        424,953            -             -            -            -            -
      Short-Term Investments                               45,470       34,835             -            -            -            -
      Promissory Notes                                     85,997            -             -            -            -            -
                                                       ----------   ----------    ----------   ----------   ----------   ----------
                                                        1,430,527       34,835        25,873       65,003       26,314      595,064
                                                       ----------   ----------    ----------   ----------   ----------   ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                     687,488      687,488             -            -            -            -
                                                       ----------   ----------    ----------   ----------   ----------   ----------

      Receivables:
         Employee Contributions                                 -            -             -            -            -            -
         Employer Contributions                                54            -             -            -            -            -
         Transfers                                              -         (287)            -            -            -            -
         Accrued Interest and Dividends                       940          740             2           27           10           47
                                                       ----------   ----------    ----------   ----------   ----------   ----------
                                                              994          453             2           27           10           47
                                                       ----------   ----------    ----------   ----------   ----------   ----------
            Total Assets                                2,119,009      722,776        25,875       65,030       26,324      595,111
                                                       ----------   ----------    ----------   ----------   ----------   ----------

      Liabilities:
         Administrative Expenses Payable                       57           36             -            -            -           19
                                                       ----------   ----------    ----------   ----------   ----------   ----------
            Total Liabilities                                  57           36             -            -            -           19
                                                       ----------   ----------    ----------   ----------   ----------   ----------

         Net Assets                                    $2,118,952   $  722,740    $   25,875   $   65,030   $   26,324   $  595,092
                                                       ==========   ==========    ==========   ==========   ==========   ==========

----------------------------------------------------------------------------------------------------------------------



(Dollars in Thousands)                                                      December 30, 1998
                                                     -----------------------------------------------------------------
                                                                             Fund Information
                                                     -----------------------------------------------------------------
                                                         Large         Small     International
                                                     Capitalization Capitalization   Stock       Company
                                                      Stock Equity  Stock Equity   Equity        Stock        Loan
                                                          Fund          Fund         Fund         Fund         Fund
                                                        ----------   ----------   ----------   ----------   ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units                 $        -   $        -   $        -   $        -   $        -
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                    -            -            -            -            -
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                          -            -            -            -            -
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                             -            -            -            -            -
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units         83,563            -            -            -            -
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units             -       56,414            -            -            -
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                               -            -       21,876            -            -
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares               -            -            -      424,953            -
      Short-Term Investments                                     -            -            -       10,635            -
      Promissory Notes                                           -            -            -            -       85,997
                                                        ----------   ----------   ----------   ----------   ----------
                                                            83,563       56,414       21,876      435,588       85,997
                                                        ----------   ----------   ----------   ----------   ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                            -            -            -            -            -
                                                        ----------   ----------   ----------   ----------   ----------

      Receivables:
         Employee Contributions                                  -            -            -            -            -
         Employer Contributions                                  -            -            -           54            -
         Transfers                                               -            -            -            -          287
         Accrued Interest and Dividends                         20            4            2           81            7
                                                        ----------   ----------   ----------   ----------   ----------
                                                                20            4            2          135          294
                                                        ----------   ----------   ----------   ----------   ----------
            Total Assets                                    83,583       56,418       21,878      435,723       86,291
                                                        ----------   ----------   ----------   ----------   ----------

      Liabilities:
         Administrative Expenses Payable                         -            -            -            2            -
                                                        ----------   ----------   ----------   ----------   ----------
            Total Liabilities                                    -            -            -            2            -
                                                        ----------   ----------   ----------   ----------   ----------

         Net Assets                                     $   83,583   $   56,418   $   21,878   $  435,721   $   86,291
                                                        ==========   ==========   ==========   ==========   ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION

------------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                                   December 31, 1997
                                                       -----------------------------------------------------------------------------
                                                                                         Fund Information
                                                                    ----------------------------------------------------------------
                                                                               Conservative    Moderate   Aggressive      S&P 500
                                                                      Stable        Asset       Asset        Asset         Index
                                                                       Value     Allocation   Allocation   Allocation   Stock Equity
                                                          Total        Fund         Fund         Fund         Fund          Fund
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $   16,463   $        -   $   16,463   $        -   $        -    $        -
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units              53,127            -            -       53,127            -             -
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                    18,931            -            -            -       18,931             -
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                      451,335            -            -            -            -       451,335
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units        42,456            -            -            -            -             -
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units       62,657            -            -            -            -             -
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                         25,608            -            -            -            -             -
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares        526,534            -            -            -            -             -
      Short-Term Investments                               24,286       12,310            -            -            -             -
      Promissory Notes                                     85,517            -            -            -            -             -
                                                       ----------   ----------   ----------   ----------   ----------    ----------
                                                        1,306,914       12,310       16,463       53,127       18,931       451,335
                                                       ----------   ----------   ----------   ----------   ----------    ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                     656,767      656,767            -            -            -             -
                                                       ----------   ----------   ----------   ----------   ----------    ----------

      Receivables:
         Employee Contributions                                 -            -            -            -            -             -
         Employer Contributions                                12            -            -            -            -             -
         Transfers                                              -          723          128            5           (1)       (1,081)
         Accrued Interest and Dividends                     1,886        1,160            3           11            4           535
                                                       ----------   ----------   ----------   ----------   ----------    ----------
                                                            1,898        1,883          131           16            3          (546)
                                                       ----------   ----------   ----------   ----------   ----------    ----------
            Total Assets                                1,965,579      670,960       16,594       53,143       18,934       450,789
                                                       ----------   ----------   ----------   ----------   ----------    ----------

      Liabilities:
         Administrative Expenses Payable                      113           72            -            -            -            41
                                                       ----------   ----------   ----------   ----------   ----------    ----------
            Total Liabilities                                 113           72            -            -            -            41
                                                       ----------   ----------   ----------   ----------   ----------    ----------

         Net Assets                                    $1,965,466   $  670,888   $   16,594   $   53,143   $   18,934    $  450,748
                                                       ==========   ==========   ==========   ==========   ==========    ==========

------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                       December 31, 1997
                                                     -------------------------------------------------------------------
                                                                             Fund Information
                                                     -------------------------------------------------------------------
                                                         Large         Small     International
                                                     Capitalization Capitalization   Stock       Company
                                                      Stock Equity   Stock Equity   Equity        Stock          Loan
                                                         Fund          Fund          Fund         Fund           Fund
                                                       ----------   ----------    ----------    ----------    ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $        -   $        -    $        -    $        -    $        -
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                   -            -             -             -             -
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                         -            -             -             -             -
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                            -            -             -             -             -
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units        42,456            -             -             -             -
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units            -       62,657             -             -             -
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                              -            -        25,608             -             -
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares              -            -             -       526,534             -
      Short-Term Investments                                    -            -             -        11,976             -
      Promissory Notes                                          -            -             -             -        85,517
                                                       ----------   ----------    ----------    ----------    ----------
                                                           42,456       62,657        25,608       538,510        85,517
                                                       ----------   ----------    ----------    ----------    ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                           -            -             -             -             -
                                                       ----------   ----------    ----------    ----------    ----------

      Receivables:
         Employee Contributions                                 -            -             -             -             -
         Employer Contributions                                 -            -             -            12             -
         Transfers                                             82           97          (260)          (18)          325
         Accrued Interest and Dividends                         9           12            (6)          168           (10)
                                                       ----------   ----------    ----------    ----------    ----------
                                                               91          109          (266)          162           315
                                                       ----------   ----------    ----------    ----------    ----------
            Total Assets                                   42,547       62,766        25,342       538,672        85,832
                                                       ----------   ----------    ----------    ----------    ----------

      Liabilities:
         Administrative Expenses Payable                        -            -             -             -             -
                                                       ----------   ----------    ----------    ----------    ----------
            Total Liabilities                                   -            -             -             -             -
                                                       ----------   ----------    ----------    ----------    ----------

         Net Assets                                    $   42,547   $   62,766    $   25,342    $  538,672    $   85,832
                                                       ==========   ==========    ==========    ==========    ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION

---------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                For the Plan Year Ended December 30, 1998
                                                 --------------------------------------------------------------------------------
                                                                                      Fund Information
                                                              -------------------------------------------------------------------
                                                                           Conservative   Moderate      Aggressive     S&P 500
                                                                Stable        Asset         Asset          Asset        Index
                                                                Value       Allocation   Allocation     Allocation   Stock Equity
                                                    Total        Fund          Fund         Fund           Fund         Fund
                                                 ----------   ----------    ----------    ----------    ----------    ----------
Increase in Assets:
   Contributions:
      Employer                                   $   41,179   $      296    $        -    $        -    $        -    $        -
      Employee                                      127,675       57,837         1,690         6,746         3,310        42,779
                                                 ----------   ----------    ----------    ----------    ----------    ----------
                                                    168,854       58,133         1,690         6,746         3,310        42,779

   Interest and Dividend Income                      63,486       43,675             2            27            10            47
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                 50,525            -         2,837         9,261         3,949       129,561
                                                 ----------   ----------    ----------    ----------    ----------    ----------
                                                    114,011       43,675         2,839         9,288         3,959       129,608
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                        127,891       67,110         1,104         3,146         1,056        24,280
   Administrative Expenses                            1,488          911             -             -             -           577
                                                 ----------   ----------    ----------    ----------    ----------    ----------
                                                    129,379       68,021         1,104         3,146         1,056        24,857
Transfers:
   Transfers Between Plans                                -            -             -             -             -             -
   Transfers Between Funds                                -       12,142         5,859        (1,010)        1,036        (3,564)
   Loan Transfers To or From Plan                         -            -             -             -             -             -
   Loans to Participants                                  -      (22,562)         (470)       (1,479)         (759)      (15,509)
   Loan Repayments:
      Principal                                           -       24,264           406         1,272           775        13,463
      Interest                                            -        4,221            61           216           125         2,424
                                                 ----------   ----------    ----------    ----------    ----------    ----------
                                                          -       18,065         5,856        (1,001)        1,177        (3,186)

                                                 ----------   ----------    ----------    ----------    ----------    ----------
Increase (Decrease) in Assets During Plan Year      153,486       51,852         9,281        11,887         7,390       144,344

Net Assets at Beginning of Plan Year              1,965,466      670,888        16,594        53,143        18,934       450,748
                                                 ----------   ----------    ----------    ----------    ----------    ----------

Net Assets at End of Plan Year                   $2,118,952   $  722,740    $   25,875    $   65,030    $   26,324    $  595,092
                                                 ==========   ==========    ==========    ==========    ==========    ==========

-------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                       For the Plan Year Ended December 30, 1998
                                               --------------------------------------------------------------------
                                                                         Fund Information
                                               --------------------------------------------------------------------
                                                   Large          Small     International
                                               Capitalization Capitalization    Stock       Company
                                                Stock Equity   Stock Equity    Equity         Stock         Loan
                                                   Fund           Fund          Fund          Fund          Fund
                                                 ----------    ----------    ----------    ----------    ----------
Increase in Assets:
   Contributions:
      Employer                                   $        -    $        -    $        -    $   40,883    $        -
      Employee                                        6,224         6,212         2,877             -             -
                                                 ----------    ----------    ----------    ----------    ----------
                                                      6,224         6,212         2,877        40,883             -

   Interest and Dividend Income                          20           803           614        10,594         7,694
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                 16,582          (476)       (2,001)     (109,188)            -
                                                 ----------    ----------    ----------    ----------    ----------
                                                     16,602           327        (1,387)      (98,594)        7,694
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                          1,868         2,044         1,083        26,200             -
   Administrative Expenses                                -             -             -             -             -
                                                 ----------    ----------    ----------    ----------    ----------
                                                      1,868         2,044         1,083        26,200             -
Transfers:
   Transfers Between Plans                                -             -             -             -             -
   Transfers Between Funds                           19,945       (11,347)       (4,021)      (19,040)            -
   Loan Transfers To or From Plan                         -             -             -             -             -
   Loans to Participants                             (1,864)       (1,260)         (512)            -        44,415
   Loan Repayments:
      Principal                                       1,699         1,509           570             -       (43,958)
      Interest                                          298           255            92             -        (7,692)
                                                 ----------    ----------    ----------    ----------    ----------
                                                     20,078       (10,843)       (3,871)      (19,040)       (7,235)

                                                 ----------    ----------    ----------    ----------    ----------
Increase (Decrease) in Assets During Plan Year       41,036        (6,348)       (3,464)     (102,951)          459

Net Assets at Beginning of Plan Year                 42,547        62,766        25,342       538,672        85,832
                                                 ----------    ----------    ----------    ----------    ----------

Net Assets at End of Plan Year                   $   83,583    $   56,418    $   21,878    $  435,721    $   86,291
                                                 ==========    ==========    ==========    ==========    ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION

-------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                         For the Plan Year Ended December 31, 1997
                                       ----------------------------------------------------------------------------------------
                                                                                   Fund Information
                                                      -------------------------------------------------------------------------
                                                                    Conservative     Moderate       Aggressive      S&P 500
                                                        Stable         Asset          Asset            Asset         Index
                                                        Value        Allocation     Allocation      Allocation    Stock Equity
                                          Total          Fund           Fund           Fund            Fund           Fund
                                       -----------    -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                         $    38,672    $       350    $         -    $         -    $         -    $         -
      Employee                             117,000         61,243          1,027          5,376          2,270         34,307
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                           155,672         61,593          1,027          5,376          2,270         34,307

   Interest and Dividend Income             71,550         42,776             (9)           (47)           (17)            13
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets       217,853              -          1,776          8,390          2,641        101,723
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                           289,403         42,776          1,767          8,343          2,624        101,736
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries               104,377         55,553            624          2,118            702         16,633
   Administrative Expenses                     595            410              -              -              -            173
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                           104,972         55,963            624          2,118            702         16,806
Transfers:
   Transfers Between Plans                       -              -              -              -              -              -
   Transfers Between Funds                       -        (48,549)         6,977          6,446          1,813         42,872
   Loan Transfers To or From Plan                -              -              -              -              -              -
   Loans to Participants                         -        (25,459)          (212)        (1,264)          (491)       (13,612)
   Loan Repayments:
      Principal                                  -         24,568            244          1,114            574         10,384
      Interest                                   -          4,524             43            188            100          1,967
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                                 -        (44,916)         7,052          6,484          1,996         41,611

                                       -----------    -----------    -----------    -----------    -----------    -----------
Increase in Assets During Plan Year        340,103          3,490          9,222         18,085          6,188        160,848

Net Assets at Beginning of Plan Year     1,625,363        667,398          7,372         35,058         12,746        289,900
                                       -----------    -----------    -----------    -----------    -----------    -----------

Net Assets at End of Plan Year         $ 1,965,466    $   670,888    $    16,594    $    53,143    $    18,934    $   450,748
                                       ===========    ===========    ===========    ===========    ===========    ===========

---------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                               For the Plan Year Ended December 31, 1997
                                     --------------------------------------------------------------------------
                                                                  Fund Information
                                     --------------------------------------------------------------------------
                                          Large          Small      International
                                      Capitalization Capitalization     Stock           Company
                                       Stock Equity   Stock Equity     Equity            Stock         Loan
                                           Fund           Fund          Fund             Fund          Fund
                                        -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                          $         -    $         -    $         -    $    38,322    $         -
      Employee                                4,097          5,915          2,765              -              -
                                        -----------    -----------    -----------    -----------    -----------
                                              4,097          5,915          2,765         38,322              -

   Interest and Dividend Income               8,601          2,641            762          9,577          7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets         (2,607)         3,719            531        101,680              -
                                        -----------    -----------    -----------    -----------    -----------
                                              5,994          6,360          1,293        111,257          7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    803          1,686            568         25,690              -
   Administrative Expenses                        -              -              -             12              -
                                        -----------    -----------    -----------    -----------    -----------
                                                803          1,686            568         25,702              -
Transfers:
   Transfers Between Plans                        -              -              -              -              -
   Transfers Between Funds                    7,741          6,469          4,792        (28,561)             -
   Loan Transfers To or From Plan                 -              -              -              -              -
   Loans to Participants                     (1,256)        (1,666)          (565)             -         44,525
   Loan Repayments:
      Principal                                 972          1,391            501              -        (39,748)
      Interest                                  192            269             89              -         (7,372)
                                        -----------    -----------    -----------    -----------    -----------
                                              7,649          6,463          4,817        (28,561)        (2,595)

                                        -----------    -----------    -----------    -----------    -----------
Increase in Assets During Plan Year          16,937         17,052          8,307         95,316          4,658

Net Assets at Beginning of Plan Year         25,610         45,714         17,035        443,356         81,174
                                        -----------    -----------    -----------    -----------    -----------

Net Assets at End of Plan Year          $    42,547    $    62,766    $    25,342    $   538,672    $    85,832
                                        ===========    ===========    ===========    ===========    ===========